Form 40-F
period 2017-12-31
Sierra Metals Inc.
filed 2018-03-22
CIK 1705259

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
OMB Number: 3235-0381
Washington, D.C. 20549	Expires: September 30, 2018
Estimated average burden
FORM 40-F	hours per response. . . ...429.93

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017         Commission File Number: 001-38141

Sierra Metals Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization):

1021
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

79 Wellington Street, West, Ste. 2100, Toronto, Ontario M5K 1H1 (416) 366-7777
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
10 East 40th Street, 10th Floor, New York, NY 10016 (800) 221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares	NYSE American
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

Annual information form ☒         Audited annual financial statements ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 163,029,548

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Not applicable

EXPLANATORY NOTE

Sierra Metals Inc. (the “Company” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (“Form 40-F”) pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the year ended December 31, 2017, including the Independent Auditors’ Report of Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in United States Dollars (US$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2017, see Exhibit 99.3 of this Form 40-F.

FORWARD-LOOKING STATEMENTS

This Form 40-F, the exhibits attached hereto and the documents incorporated by reference herein, including our AIF, contain “forward looking information” within the meaning of Canadian and United securities laws related to our company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as defined in the AIF); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings, the Company’s ability to maintain adequate internal control over financial reporting and our ability to maintain our status as a "foreign private issuer ("FPI") under United States securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF under the heading “Risk Factors”. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in United States dollars. All references to "C$" or to “Canadian dollars" are to the currency of Canada. The exchange rate of United States dollars into Canadian dollars, on December 29, 2017, based on the noon rate published by the Bank of Canada, was US$1.00 = C$1.2545.

NOTE TO UNITED STATES READERS —

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC. We have prepared our financial statements, which are filed as Exhibit 99.2 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements of U.S. and other companies prepared in accordance with U. S. generally accepted accounting principles.

CLASSIFICATION OF MINERAL RESERVES AND RESOURCES

In our AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

CAUTIONARY NOTE TO UNITED STATES READERS

CONCERNING MINERAL RESERVES AND RESOURCE ESTIMATES

Our AIF for the year ended December 31, 2017 attached to the Form 40-F as Exhibit 99.1 and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in our AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F or our AIF. Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

Based on the nature of our current business activities, we do not believe that we were a PFIC for our 2017 fiscal year, and we dos not expect to be a PFIC in our current taxation year. However, the tests for determining PFIC status are based upon the composition of our income and assets and the income and assets of our subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that we will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). It is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. If we were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain U.S. holders our common shares. If we were to be treated as a PFIC for any taxable year, a U.S. holder may be able to make certain elections with respect to our common shares to mitigate the tax consequences of PFIC status, such as a “Qualified Electing Fund” (“QEF”) election or a “mark-to-market” election. If a U.S. holder timely makes a QEF election, such U.S. holder generally would be required to include in income on a current basis such U.S. holder’s pro rata share of our ordinary income and net capital gains. In order for a U.S. holder to be able to make a QEF election, such U.S. holder will need certain information from us. There is no assurance, however, that we will have such information, or that we will be able to obtain this information.

Each U.S. holder should consult with such U.S. holder’s own tax advisor regarding the availability and tax consequences of a QEF election with respect to our common shares, the applicability and potential advantages and disadvantages of making a “mark-to-market” election with respect to our common shares if we are or become a PFIC, including the tax issues raised by lower-tier PFICs that we may own and the procedures for making such an election.

The PFIC rules are very complex and are not described completely herein. U.S. holders are urged to consult their own tax advisors regarding the PFIC rules. the tax consequences of such rules to such U.S. Holders, and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares in light of their particular circumstances.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Controls over Financial Reporting ("ICFR") in our MD&A attached as Exhibit 99.3 to this Form 40-F and incorporated by reference herein. This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for companies that are newly public in the U.S.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2017, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE American Stock Exchange (the “NYSE American”), the Canadian Securities Administrators and the SEC. We believe that we meet or exceed the applicable corporate governance requirements. Although we are listed on the NYSE American, as "foreign private issuer," as defined in the rules of the SEC, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies. Our principal obligations under the governance rules of the NYSE American are the obligation to maintain an independent audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE American if any of our executive officers becomes aware of any material non-compliance with any of the applicable NYSE American governance rues, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE American, relating to our compliance with applicable NYSE American governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. While we are exempt from the NYSE American Rule requiring its listed companies to maintain an independent compensation committee in accordance with SEC Rule10C-1, our Board of Directors has a compensation in compliance with the requirements of the Toronto Stock Exchange and Canadian law. The members of the Compensation Committee of our Board are identified under the caption "Directors and Officers" in our AIF.

The significant ways in which the NYSE American governance rules differ for us, as a Canadian company, are the availability of a reduced quorum requirement for shareholder meetings, the absence of any requirement for shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares or shareholder approval for amendments to option plans. A company seeking relief under or from these NYSE American provisions must provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. In addition, the company must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to NYSE American standards. This disclosure may be provided on the company’s website but must be included in the company’s annual report distributed to shareholders in the United States.

We review our governance practices and monitor developments in Canada and the United States on an on-going basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

CODE OF BUSINESS ETHICS

The Board expects management to operate our business in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct & Ethics (the "Code") that covering all employees, officers, directors, agents and contractors of our company to assist them to maintain the highest standards of ethical conduct in corporate affairs. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. A copy of the Code is available on our website at https://s2.q4cdn.com/485819848/files/doc_downloads/corporate_gov/Code-of-Business-Conduct-and-Ethics-current.pdf and from our office at the address listed on the.

All amendments and any waivers of the Code that apply to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2017, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PRINCIPAL ACCOUNTING FEES AND SERVICES AND AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016. For a description of the total amount PricewaterhouseCoopers LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see the information under the caption "Audit Committee Information - External Auditor Fees" in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

The audit committee has adopted specific policies and procedures for the engagement of non-audit services, including the requirement that all non-audit services to be performed by the external auditor must be pre-approved and monitored by the audit committee. Subject to National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, the engagement of non-audit services is considered by our Board, and where applicable the audit committee, on a case-by-case basis.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as at December 31, 2017.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Within 1 year	1-2 years	2-5 years	After 5 years	Total	As at December 31, 2017
	$	$	$	$	$	$
Accounts payable and accrued liabilities	32,319	-	-	-	32,319	32,319
Loans payable	28,770	7,520	28,430	-	64,720	64,860
Interest on loans payable	207	197	250	-	654	777
Other liabilities	8,579	1,113	-	-	9,692	9,692
Total Commitments	69,875	8,830	28,680	-	107,385	107,648

AUDIT COMMITTEE

Audit Committee

Our Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the caption “Audit Committee Information” in the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE American's corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

The listing of our common shares on the NYSE American and our registration statement on Form F-10 under the Securities Act each became effective on July 7, 2017. On that date, Mr. Igor Gonzalez, our President and Chief Executive Officer, was a member of our Audit Committee but, as our Chief Executive Officer, was not independent as defined in SEC Rule 10A-3 and the NYSE American listing standards for audit committees of FPIs. Mr. Gonzalez served as a member of our audit committee pursuant to the exemption from such independence requirements set forth in SEC Rule 10A-3(b)(1)(iv)(2) until November 9, 2017. On November 9, 2017, Mr. Jose Vizquerra Benavides was appointed to the Board of Directors and also joined the Company's Audit Committee, replacing Mr. Gonzales, who stepped down from the Audit Committee on that date. Mr. Vizquerra Benavides is independent under the NYSE American corporate governance listing standards applicable to us and Rule 10A-3 under the Exchange Act. We believe that our reliance on Rule 10A-3(b)(1)(iv)(2) between our initial listing on the NYSE American from July 7, 2017 through November 9, 2017 did not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of SEC Rule 10A-3.

Audit Committee Charter

Our Audit Committee Charter is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Douglas Cater, Philip Renaud and Jose Vizquerra Benavides are “independent” and have the necessary qualifications to be designated as “audit committee financial experts,” within the meaning of applicable rules of the SEC and the NYSE American.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

INTERACTIVE DATA FILE

In accordance with SEC policy set forth in Securities Exchange Commission Release No. 33-9002 for initial interactive data submissions, our financial statements as of and for the twelve-month period formatted in XBRL (eXtensible Business Reporting Language) will be submitted by amendment to this Form 40-F to be filed within 30 days after the filing date of this report.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2017, neither we nor any of our subsidiaries operated a coal or other mine in the United States, and we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

ADDITIONAL INFORMATION

Additional information relating to our company, including our AIF, our Audited Financial Statements and our MD&A, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at http://sierramatals.com.  Shareholders may also contact the head of Investor Relations of the Company by phone at 1-(866) 493-9646 or by e-mail at info@sierrametals.com to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to: Jill Neff, Corporate Secretary

 Sierra Metals Inc.

 79 Wellington Street West, Suite 2100

 Toronto, ON M5K 1H1

 Canada

•	calling: 1-416-366-7777

•	emailing: jill.neff@sierrametals.com

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       Consent to Service of Process

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

INDEX TO EXHIBITS

Consents

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Matthew Hastings

23.3	Consent of Shannon L. Rheaume

23.4	Consent of Jeff Osborn

23.5	Consent of Fernando Rodrigues

23.6	Consent of Daniel H. Sepulveda

23.7	Consent of John Tinucci

23.8	Consent of Jon Larson

23.9	Consent of Giovanny J. Ortiz

23.10	Consent of Mark Willow

23.11	Consent of Gordon Babcock

23.12	Consent of Americo Zuzunaga

Certifications

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (This Exhibit is furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850 (This Exhibit is furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

Annual Information

99.1	Annual Information Form of Sierra Metals Inc. for the year ended December 31, 2017

99.2	Audited Consolidated Financial Statements of Sierra Metals Inc. for the year ended December 31, 2017

99.3	Management’s Discussion and Analysis of Sierra Metals Inc. for the year ended December 31, 2017

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA METALS INC.

By:	/s/ Igor Gonzales
Name:	Igor Gonzalez
Title:	President and Chief Executive Officer

Date: March 22, 2018