Form 40-F/A
period 2017-12-31
Sierra Metals Inc.
filed 2018-03-26
CIK 1705259

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
OMB Number: 3235-0381
Washington, D.C. 20549	Expires: September 30, 2018
Estimated average burden
FORM 40-F/A	hours per response. . . ...429.93

Amendment No. 1

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

This Amendment No. 1 to the Company's Form 40-F (“Amendment No. 1”) amends the Company’s Annual Report on Form F-40 for the fiscal year ended December 31, 2017 by refiling Exhibit 99.2, the Company's Audited Consolidated Financial Statements for the year ended December 31, 2017, to correct the inadvertent omission of the date of the Report of the Company's Independent Auditor that accompanied such Audited Consolidated Financial Statements. The Company is also refiling Exhibit 23.1, the Consent of the Company's Independent Auditor and Exhibits 31.1, 31.2, 32.1 and 32.2, the Certifications of the Company's Chief Executive Officer and the Company's Chief Financial Officer. Other than as set forth herein, this Amendment No. 1 does not modify or update any disclosures and makes no changes to the Form 40-F.

1

INDEX TO EXHIBITS

The following Exhibits are being filed with this Amendment No. 1:

Consents

23.1	Consent of PricewaterhouseCoopers LLP

Certifications

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (This Exhibit is furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850 (This Exhibit is furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

10

Annual Information

99.2	Audited Consolidated Financial Statements of Sierra Metals Inc. for the year ended December 31, 2017

11

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA METALS INC.

By:	/s/ Igor Gonzales
Name:	Igor Gonzalez
Title:	President and Chief Executive Officer

Date: March 26, 2018