Form 40-F/A
period 2017-12-31
Sierra Metals Inc.
filed 2018-04-02
CIK 1705259

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
OMB Number: 3235-0381
Washington, D.C. 20549	Expires: September 30, 2018
Estimated average burden
FORM 40-F/A Amendment No. 2	hours per response. . . ...429.93

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐

Not applicable

EXPLANATORY NOTE

Sierra Metals Inc. (the “Company” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (“Form 40-F”) pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We filed our Annual Report on Form 40-F for the fiscal year ended December 31, 2017 on March 22, 2018, and we filed Amendment No. 1 to our 2017 Form 40-F on March 26, 2018.

This Amendment No. 2 to our 2017 Form 40-F is being filed solely to furnish the Company's financial statements as of and for the fiscal year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language). In accordance with the policy of the Securities Exchange Commission stated in Release No. 33-9002, we are filing this Amendment No. 2 within the 30-day period following the filing of our Form 40-F available to first-time XBRL filers.

The Company is filing this Amendment No. 2 solely to furnish the information set forth above. Other than as set forth herein, this Amendment No. 2 does not modify or update any disclosures and makes no changes to the Form 40-F.

INDEX TO EXHIBITS

Consents

101

The following financial statements from Sierra Metals Inc. 's Annual Report on Form 40-F for the fiscal year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language):

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Scheme Document

101.CAL XBRL Taxonomy Calculation Linkbase Document

101.DEF XBRL Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA METALS INC.

	By:	/s/ Igor Gonzales
	Name:	Igor Gonzales
	Title:	President and Chief Executive Officer

Date: April 2, 2018