Form 40-F
period 2018-12-31
Sierra Metals Inc.
filed 2019-03-28
CIK 1705259

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number: 001-38141

Sierra Metals Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

1021
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

161 Bay Street, Suite 4260, Toronto, Ontario M5J 2S1 Canada, (416) 366-7777

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
10 East 40th Street, 10th Floor, New York, NY 10016, (800) 221-0102

(Name, address (including zip code) and telephone number (including area code of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares	NYSE American
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                                  ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares: 163,427,335

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐

Not applicable

DISCLOSURE CONTROLS AND PROCEDURES

Sierra Metals Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2018 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC” or the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Controls over Financial Reporting ("ICFR") in our MD&A attached as Exhibit 99.2 to this Form 40-F and incorporated by reference herein.

AUDITOR ATTESTATION

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for companies that are newly public in the U.S.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2018, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has a standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of the following three Board members: Douglas Cater, Philip Renaud and Jose Vizquerra Benavides.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that all three members serving on its Audit Committee are considered “audit committee financial experts”. Each of Douglas Cater, Philip Renaud and Jose Vizquerra Benavides has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Mr. Cater, Mr. Renaud and Mr. Vizquerra Benavides is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Mr. Cater, Mr. Renaud and Mr. Vizquerra Benavides as an audit committee financial expert does not make Mr. Cater, Mr. Renaud and Mr. Vizquerra Benavides an “expert” for any purpose, impose any duties, obligations or liability on Mr. Cater, Mr. Renaud and Mr. Vizquerra Benavides that are greater than those imposed on Board members who do not carry this designation, or affect the duties, obligations or liabilities of any other Board member.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017. For a description of the total amount PricewaterhouseCoopers LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see the information under the caption "Audit Committee Information - External Auditor Fees" in our Annual Information Form (“AIF”), which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

CODE OF ETHICS

The Board has adopted a Code of Business Conduct & Ethics (the "Code"), covering all employees, officers, directors, agents and contractors of our company, to assist in maintaining the highest standards of ethical conduct in corporate affairs. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. A copy of the Code is available on the Company’s website at:

https://s2.q4cdn.com/485819848/files/doc_downloads/corporate_gov/Code-of-Business-Conduct-and-Ethics-current.pdf.

All amendments and any waivers of the Code that apply to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2018, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director. With the exceptions of the Code, no information contained on the Company’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F as of December 31, 2018.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Within 1 year	1-2 years	2-5 years	After 5 years	Total	As at December 31, 2018
	$	$	$	$	$	$

Accounts payable and accrued liabilities	36,092	-	-	-	36,092	36,092
Loans payable	27,520	6,000	22,733	-	56,253	56,253
Interest on loans payable	198	127	250	-	575	575
Other liabilities	8,908	1,081	-	-	9,989	9,989
Total Commitments	72,718	7,208	22,983	-	102,909	102,909

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

CAUTIONARY NOTE TO UNITED STATES READERS

CONCERNING MINERAL RESERVES AND RESOURCE ESTIMATES

Our AIF for the year ended December 31, 2018 attached to the Form 40-F as Exhibit 99.1 and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in our AIF may contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2018, neither we nor any of our subsidiaries operated a coal or other mine in the United States, and we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the U.S. Department of Treasury Office of Foreign Assets Control, during the year ended December 31, 2018. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended December 31, 2018.

ADDITIONAL INFORMATION

Additional information relating to our company, including our AIF, Audited Financial Statements and Management’s Discussion and Analysis (“MD&A”), can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.sierramatals.com.  Shareholders may also contact the Vice President, Corporate Development of the Company by phone at (866) 493-9646 or by email at info@sierrametals.com to request copies of these documents and this annual report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

The Company has previously filed a Form F-X in connection with each class of securities to which the obligation to file this Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA METALS INC.

By:	/s/ Igor Gonzales
Igor Gonzales
President and Chief Executive Officer

Dated: March 28, 2019

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

Consents

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Matthew Hastings

23.3	Consent of Daniel H. Sepulveda

23.4	Consent of Giovanny J. Ortiz

23.5	Consent of Enrique Rubio

23.6	Consent of Augusto Chung

23.7	Consent of Gordon Babcock

23.8	Consent of Americo Zuzunaga

Certifications

31.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated March 28, 2019

31.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 28, 2019

Annual Information

99.1	Annual Information Form for the year ended December 31, 2018

99.2	Management’s Discussion and Analysis for the year ended December 31, 2018

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase