Form 40-F
period 2019-12-31
Sierra Metals Inc.
filed 2020-03-30
CIK 1705259

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒   Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission File Number: 001-38141

Sierra Metals Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1021

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

161 Bay Street, Suite 4260, Toronto, Ontario M5J 2S1, (416) 366-7777

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

Common Shares: 162,115,379

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒         No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Not applicable

DISCLOSURE CONTROLS AND PROCEDURES

Sierra Metals Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2019 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC” or the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2019, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has a standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of the following three Board members: Koko Yamamoto, Douglas Cater and Jose Vizquerra Benavides.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that all three members serving on its Audit Committee are considered “audit committee financial experts”. Each of Koko Yamamoto, Douglas Cater and Jose Vizquerra Benavides has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Ms. Yamamoto, Mr. Cater and Mr. Vizquerra Benavides is independent, as that term is defined by the listing standards of the NYSE American, LLC (“NYSE American”) applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Ms. Yamamoto, Mr. Cater and Mr. Vizquerra Benavides as an audit committee financial expert does not make Ms. Yamamoto, Mr. Cater and Mr. Vizquerra Benavides an “expert” for any purpose, impose any duties, obligations or liability on Ms. Yamamoto, Mr. Cater and Mr. Vizquerra Benavides that are greater than those imposed on Board members who do not carry this designation, or affect the duties, obligations or liabilities of any other Board member.

NYSE AMERICAN CORPORATE GOVERNANCE

As a Canadian corporation listed on the NYSE American, we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with applicable Canadian and Toronto Stock Exchange corporate governance requirements.  In order to claim relief under these provisions, Section 110 of the NYSE American Company Guide requires us to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A comparison of NYSE American governance rules required to be followed by U.S. domestic issuers under NYSE American’s listing standards and our corporate governance practices (such disclosure required by item 303A.11 of the NYSE American Listed Company Manual and section 110 of the NYSE American Company Guide) is available on the Corporate Governance section of our website at: https://s23.q4cdn.com/335191765/files/doc_downloads/corporate_governance/Sierra-Website-Disclosure-Governance.pdf.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2018. For a description of the total amount PricewaterhouseCoopers LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see the information under the caption "Audit Committee Information - External Auditor Fees" in our Annual Information Form (“AIF”), which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

https://s23.q4cdn.com/335191765/files/doc_downloads/corporate_governance/2020/01/Code_of_Business_Conduct_and_Ethics_-_Final_June_2019.pdf

All amendments and any waivers of the Code that apply to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2019, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director. With the exceptions of the Code, no information contained on the Company’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F as of December 31, 2019.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Within 1 year	1-2 years	2-5 years	After 5 years	As at December 31,
					2019
	$	$	$	$	$

Accounts payable and accrued liabilities	44,910	-	-	-	44,910
Loans payable	-	18,750	81,064	-	99,814
Interest on loans payable	5,192	4,977	7,429	-	17,598
Other liabilities	7,248	1,554	-	-	8,802
Total Commitments	57,350	25,281	88,493	-	171,124

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

CAUTIONARY NOTE TO UNITED STATES READERS

CONCERNING MINERAL RESERVES AND RESOURCE ESTIMATES

Our AIF for the year ended December 31, 2019 attached to the Form 40-F as Exhibit 99.1 and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2019, neither we nor any of our subsidiaries operated a coal or other mine in the United States, and we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the U.S. Department of Treasury Office of Foreign Assets Control, during the year ended December 31, 2018. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended December 31, 2019.

ADDITIONAL INFORMATION

Additional information relating to our company, including our AIF, Audited Financial Statements and Management’s Discussion and Analysis (“MD&A”), can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.sierrametals.com.  Shareholders may also contact the Vice President, Investor Relations of the Company by phone at 1-(866)-493-9646 or by email at info@sierrametals.com to request copies of these documents and this annual report on Form 40-F.

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
Igor Gonzales
President and Chief Executive Officer

Dated: March 30, 2020

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

Certifications
13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated March 30, 2020
13.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 30, 2020
Consents
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Andre Deiss
23.3	Consent of Daniel H. Sepulveda
23.4	Consent of Carl Kottmeier
23.5	Consent of Dan Mackie
23.6	Consent of Jarek Jakubec
23.7	Consent of Giovanny J. Ortiz
23.8	Consent of Enrique Rubio
23.9	Consent of Augusto Chung
23.10	Consent of Americo Zuzunaga
Annual Information
99.1	Annual Information Form for the year ended December 31, 2019
99.2	Management’s Discussion and Analysis for the year ended December 31, 2019
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.4	Interactive Data File