Form 40-F/A
period 2019-12-31
Sierra Metals Inc.
filed 2020-04-01
CIK 1705259

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

☐

Not applicable

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A amends Sierra Metals Inc. (the “Company”)’s Annual Report on Form 40-F for the year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on March 30, 2020 (the “Original Filing”). The Company is filing this Amendment No. 1 to amend the Management’s Discussion and Analysis filed with the Original Filing.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Original Filing other than as expressly indicated in this Amendment No. 1. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other SEC filings.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

SIERRA METALS INC.

By:	/s/ Igor Gonzales
Igor Gonzales
President and Chief Executive Officer

Dated: April 1, 2020

3

EXHIBITS

The following documents are filed as exhibits to this Form 40-F/A:

Exhibit Number	Document

Certifications
13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated April 1, 2020
13.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated April 1, 2020
Annual Information
99.1	Amended Management’s Discussion and Analysis for the year ended December 31, 2019