Form 40-F
period 2020-12-31
Sierra Metals Inc.
filed 2021-03-18
CIK 1705259

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

Common Shares: 162,810,553

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

☐

Not applicable

DISCLOSURE CONTROLS AND PROCEDURES

Sierra Metals Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2020 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC” or the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2020, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

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

https://s23.q4cdn.com/335191765/files/doc_downloads/corporate_governance/Sierra-Website- Disclosure-Governance.pdf.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. For a description of the total amount PricewaterhouseCoopers LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see the information under the caption "Audit Committee Information - External Auditor Fees" in our Annual Information Form (“AIF”), which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, including the requirement that all non-audit services to be performed by the external auditor must be pre-approved and monitored by the Audit Committee. Subject to National Instrument 52- 110 Audit Committees of the Canadian Securities Administrators, the engagement of non-audit services is considered by our Board, and where applicable the Audit Committee, on a case-by-case basis.

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

https://s23.q4cdn.com/335191765/files/doc_downloads/corporate_governance/2020/01/Code_of_Busi ness_Conduct_and_Ethics_-_Final_June_2019.pdf

All amendments and any waivers of the Code that apply to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2020, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director. With the exceptions of the Code, no information contained on the Company’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F as of December 31, 2020.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required information is provided in the section “FINANCIAL INSTRUMENTS AND RELATED RISKS” sub-section “Liquidity risk” - note 10 (b) in the MD&A, contained in Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

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

CAUTIONARY NOTE TO UNITED STATES READERS CONCERNING MINERAL RESERVES AND RESOURCE ESTIMATES

Our AIF for the year ended December 31, 2020 attached to the Form 40-F as Exhibit 99.1 and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2020, neither we nor any of our subsidiaries operated a coal or other mine in the United States, and we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the U.S. Department of Treasury Office of Foreign Assets Control, during the year ended December 31, 2020. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations.

The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended December 31, 2020.

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

SIERRA METALS INC.

	By:	/s/ Luis Marchese
Luis Marchese
Chief Executive Officer
Dated: March 18, 2021

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

Certifications

13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated March 18, 2021
13.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 18, 2021

Consents

23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Andre Deiss
23.3	Consent of Daniel H. Sepulveda
23.4	Consent of Carl Kottmeier
23.5	Consent of Cliff Revering
23.6	Consent of Jarek Jakubec
23.7	Consent of Giovanny J. Ortiz
23.8	Consent of Americo Zuzunaga

Annual Information

99.1	Annual Information Form for the year ended December 31, 2020
99.2	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase