Form 40-F
period 2021-12-31
Sierra Metals Inc.
filed 2022-03-16
CIK 1705259

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

Check One

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

Common Shares: 163,428,150

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

☐

Not applicable

DISCLOSURE CONTROLS AND PROCEDURES

Sierra Metals Inc. (the “Company”) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, including during the period in which the Company’s Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2021 is being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that the material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings under the Exchange Act, was (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC” or the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS

For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Controls over Financial Reporting (“ICFR”) in our MD&A attached as Exhibit 99.2 to this Form 40-F and incorporated by reference herein.

AUDITOR ATTESTATION

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for companies that are newly public in the U.S.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2021, there were no significant changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect such internal controls, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has a standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee consists of the following three Board members: Koko Yamamoto, Douglas Cater and Oscar Cabrera.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that all three members serving on its Audit Committee are considered “audit committee financial experts”. Each of Koko Yamamoto, Douglas Cater and Oscar Cabrera has been determined to be such an audit committee financial expert, within the meaning of Item 407 of Regulation S-K. Each of Ms. Yamamoto, Mr. Cater and Mr. Cabrera is independent, as that term is defined by the listing standards of the NYSE American, LLC (“NYSE American”) applicable to the Company. The Securities and Exchange Commission has indicated that the designation of each of Ms. Yamamoto, Mr. Cater and Mr. Cabrera as an audit committee financial expert does not make Ms. Yamamoto, Mr. Cater and Mr. Cabrera an “expert” for any purpose, impose any duties, obligations or liability on Ms. Yamamoto, Mr. Cater and Mr. Cabrera that are greater than those imposed on Board members who do not carry this designation, or affect the duties, obligations or liabilities of any other Board member.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. For a description of the total amount PricewaterhouseCoopers LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see the information under the caption “Audit Committee Information - External Auditor Fees” in our Annual Information Form (“AIF”), which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

CODE OF ETHICS

The Board has adopted a Code of Business Conduct & Ethics (the “Code”), covering all employees, officers, directors, agents and contractors of our company, to assist in maintaining the highest standards of ethical conduct in corporate affairs. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. A copy of the Code is available on the Company’s website at:

https://s23.q4cdn.com/335191765/files/doc_downloads/corporate_governance/2020/01/Code_of_Busi ness_Conduct_and_Ethics_-_Final_June_2019.pdf

All amendments and any waivers of the Code that apply to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2021, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director. With the exceptions of the Code, no information contained on the Company’s website shall be incorporated by reference in this Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as defined in General Instruction B(11) to Form 40-F as of December 31, 2021.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required information is provided in the section “FINANCIAL INSTRUMENTS AND RELATED RISKS” sub-section “Liquidity risk” - note 10 (b) in the MD&A, contained in Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

CLASSIFICATION OF MINERAL RESERVES AND RESOURCES

In our AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

CAUTIONARY NOTE TO UNITED STATES READERS
CONCERNING MINERAL RESERVES AND RESOURCE ESTIMATES

Our AIF for the year ended December 31, 2021 attached to the Form 40-F as Exhibit 99.1 and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in our AIF are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ significantly from the historic standards in the United States included in U.S. Securities and Exchange Commission (the “SEC”) Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. As an issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards that are required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in our AIF may not be comparable to similar information made public by companies that report in accordance with U.S. standards. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2021, neither we nor any of our subsidiaries operated a coal or other mine in the United States, and we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

Pursuant to section 13(r) of the Exchange Act, the Company is required to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings related to both the Islamic Republic of Iran (“Iran”) and certain persons listed on the Specially Designated National and Blocked Persons list maintained by the U.S. Department of Treasury Office of Foreign Assets Control, during the year ended December 31, 2021. Disclosure of these certain activities, transactions or dealings is generally required even if conducted in compliance with applicable law and regulations. The Company is not aware that it or any of its affiliates have knowingly engaged in any transaction or dealing reportable under section 13(r) of the Exchange Act during the year ended December 31, 2021.

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

SIERRA METALS INC.

	By:	/s/ Luis Marchese
Luis Marchese
Dated: March 16, 2022		Chief Executive Officer

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

Certifications
13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated March 16, 2022
13.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 16, 2022
Consents
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Andre Deiss
23.3	Consent of Daniel H. Sepulveda
23.4	Consent of Carl Kottmeier
23.5	Consent of Cliff Revering
23.6	Consent of Jarek Jakubec
23.7	Consent of Giovanny J. Ortiz
23.8	Consent of Enrique Rubio
23.9	Consent of Americo Zuzunaga
Annual Information
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, including report of Independent Registered Accounting Firm (PCAOB ID 271)
99.4	Interactive Data File