Form 40-F/A
period 2021-12-31
Sierra Metals Inc.
filed 2022-03-22
CIK 1705259

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

☐

Not applicable

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A amends Sierra Metals Inc. (the “Company”)’s Annual Report on Form 40-F for the year ended December 31, 2021, originally filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on March 16, 2022 (the “Original Filing”). The Company is filing this Amendment No. 1 to amend the Financial Statements filed with the Original Filing.

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
Luis Marchese
Chief Executive Officer
Dated: March 21, 2022

EXHIBITS

The following documents are filed as exhibits to this Form 40-F/A:

Exhibit Number	Document

Certifications
13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated March 21, 2022
13.2	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 21, 2022
Annual Information
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, including report of Independent Registered Accounting Firm (PCAOB ID 271)